Exhibit 99.1

2016 Annual Report

TABLE OF CONTENTS
I.	Management’s Discussion and Analysis	1
II.	Consolidated Financial Statements	37

Disclosure Regarding Forward-Looking Statements
Statements contained or incorporated by reference in this Annual Report that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this Annual Report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, completion of the San Rafael Project, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this Annual Report are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward- looking statements, and management’s assumptions may prove to be incorrect. Generally, forward- looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This Annual Report, including those set out under “Risk Factors” in the Management Discussion & Analysis and any documents incorporated herein and therein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i)  unless otherwise indicated, forward-looking statements in this Annual Report including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual  results and events could differ materially from those expressed or implied in the forward-looking statements in this Annual Report, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this Annual Report including any documents incorporated herein by reference.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016
DATED MARCH 30, 2017

1 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	3
Cautionary Note to Investors in United States Regarding Resources and Reserves	4
Management’s Discussion and Analysis	4
Overview	5
Recent Developments and Operational Discussion	6
Results of Operations	12
Selected Annual Financial Information	15
Summary of Quarterly Results	16
Liquidity	16
Capital Resources	19
Off-Balance Sheet Arrangements	19
Transactions with Related Parties	19
Risk Factors	19
Significant Accounting Policies and Estimates	31
Financial Instruments	33
Capital Structure	34
Controls and Procedures	34
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	34

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

2 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Forward-Looking Statements

Statements contained or incorporated by reference in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, completion of the San Rafael Project, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A and any documents incorporated herein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices including any documents incorporated herein by reference.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

3 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Cautionary Note to Investors in the United States Regarding Resources and Reserves

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of U.S. securities laws applicable to U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities Exchange Commission (the “SEC”). Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide definition of “Reserve”. In accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this MD&A are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by the NI 43-101, the SEC does not recognize them. Shareholders who are U.S. persons are cautioned that, except for that portion of the mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, shareholders who are U.S. persons are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, shareholders who are U.S. persons are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the year ended December 31, 2016, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated March 30, 2017 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2016 and 2015. The audited consolidated financial statements for the years ended December 31, 2016 and 2015 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

In this report, the management of the Company presents operating highlights for the year ended December 31, 2016 compared to the year ended December 31, 2015 as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on metal prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper for fiscal 2016, and $17.00 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015, except as otherwise noted. Variance in prices used between fiscal years for the equivalency calculation is intended to maintain consistency with prior year disclosure.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this MD&A have been adjusted retrospectively to reflect the share consolidation.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

4 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver areas: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned producing Nuestra Señora silver-zinc-copper-lead mine located in the Cosalá District. The Company declared commercial production in January 2009 following development of the Nuestra Señora mine and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits and prospects including the San Rafael zinc-lead-silver project (“San Rafael”), and the El Cajón silver-copper deposit (“El Cajón Project”). These properties are located in close proximity to the Los Braceros processing plant. The Company is a significant concession holder in the Cosalá District, with holdings of over 21,000 hectares (“ha”), containing numerous mineral concessions including previously producing mines.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver. The Galena Complex’s primary assets are the operating Galena Mine, the Coeur Mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of northern Idaho. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur Mine has been put on care and maintenance pending an improvement in the silver price. The Company is currently exploring high-grade areas of the Caladay development project.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets profitably and on developing San Rafael. Exploration will continue on prospective targets with an emphasis on the Cosalá District and silver-lead areas at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and, effective January 19, 2017, listed on the New York Stock Exchange MKT under the symbol “USAS”.

5 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Recent Developments and Operational Discussion

Fiscal 2016 Highlights

•
Production of 4.7 million consolidated silver equivalent ounces and 2.4 million silver ounces at cost of sales of $9.86/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.71/oz. silver during fiscal 2016.

•	Substantial increase of operating cash flow generated at $5.4 million in fiscal 2016 compared to ($5.6 million) of operating cash flow used in fiscal 2015.
•
The Company’s next generation low-cost mine, San Rafael, was approved for construction by the Board in Q3 2016 after the release of the Pre-feasibility Study in Q1 2016 and is proceeding on budget for commercial production by the end of Q3 2017.

•	Completion of the private placement for gross proceeds of C$31.6 million in Q2/Q3 2016 materially improving the Company’s liquidity position.
•	Debt repayment of $2 million to lenders in second half of 2016 reducing the Company’s leverage.
•	Approved an exploration budget of $2 million for 2017 aimed at testing the Company’s highly-prospective land package at the Cosalá Operations.
•	Progressed the Company’s listing on the New York Stock Exchange MKT to completion in January 2017 increasing the Company’s share liquidity and future access to capital.

Consolidated Operations

Fiscal 2016 was a stronger year for the Company and the precious metals industry in general as the industry saw a recovery from multi-year lows in metal prices. The spot silver price recovered from a low of $13.58 per ounce in January 2016 to a high of $20.71 per ounce in August 2016, a 53% increase, before retreating to $16.24 per ounce by the end of 2016. Additionally, the market prices for the Company’s lead and zinc by-product metals significantly increased from considerable lows during first quarter of 2016. The zinc price rose to $1.32 per pound during the fourth quarter after starting the year at $0.73 per pound while the lead price increased to $1.12 per pound during the fourth quarter after starting the year at $0.82 per pound. As a result of strong operational performance and the metal price increases boosting margins, the Company’s liquidity position improved substantially, generating operating cash flow of $5.4 million and reducing the net loss by $14.2 million during the year.

During fiscal 2016, the Company produced 4.7 million consolidated silver equivalent ounces and 2.4 million silver ounces compared to production of 4.9 million consolidated silver equivalent ounces and 2.7 million silver ounces during fiscal 2015, a 4% and 10% decrease, respectively. However, the Company was able to significantly reduce its production costs; cost of sales of $9.86/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.71/oz. silver. This is a significant improvement over fiscal 2015 when it produced cost of sales of $10.80/oz. equivalent silver, by-product cash cost of $12.75/oz. silver, and all-in sustaining cost of $17.16/oz. silver, a 9%, 22%, and 26% improvement, respectively.

The Company made significant progress this year advancing its next generation, low-cost mine, San Rafael, towards commercial production. San Rafael is a fully permitted, brownfield development that will utilize certain existing infrastructure at the Cosalá Operations. As previously announced, San Rafael is expected to deliver average annual production of 1.0 million ounces of silver, 50 million pounds of zinc, and 20 million pounds of lead over a six-year initial mine life at negative all-in sustaining costs based on current reserves and metal prices. San Rafael is expected to have an IRR +100% and generate free cash flow of approximately $30 million annually at current spot prices (based on the Pre-feasibility Study adjusted for $17.50 per ounce silver, $1.25 per pound zinc, $1.00 per pound lead, and 19.5:1 for MXP:USD exchange rate.

6 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Initial capital requirements were reduced from approximately $22 million in the Pre-feasibility Study to $18 million through improvements in mine design, improved foreign exchange rates, and refurbishing existing equipment from Nuestra Señora, as previously noted. Though the Company had the necessary cash on hand to build San Rafael, a low interest rate $15 million concentrate pre-payment facility was entered in January 2017 and drawn in full late March 2017 with Metagri S.A de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for San Rafael in an effort to maintain corporate flexibility and further optimize San Rafael.

The Company commenced construction in October 2016 after Board approval in September 2016. Long-lead items have been ordered, primary ramp development is advancing, the electrical substation has been energized, water storage facilities have been constructed, and San Rafael received delivery of new mobile equipment, including a new scoop and bolter. Refurbishment of other equipment transferred from the Nuestra Señora mine is largely completed.

San Rafael is expected to reach commercial production by the end of Q3 2017. Ramp development has been slowed by difficult ground conditions at the boundary between the overlying volcanic rock and the limestone beneath. Development should be through this area in early Q2 2017. However, improvements have been found in other areas of the mine design and the Company expects to begin stockpiling ore in late June. Construction of the mill modifications is scheduled to be complete by early August.

The Nuestra Señora mine began to slow as preparations were made for the cessation of mining in the early Q2 2016 as production transitions to other ore sources. Activities have commenced at the previously idle El Cajón mine to bring it into limited production in Q2 2017. El Cajón will become the sole source of mill feed from the cessation of mining at Nuestra Señora until San Rafael production commences. Dewatering of El Cajón has reached the targeted elevation, development has largely been completed and initial ore processing has started. The location of the targeted material is not affected by the ongoing boundary issue.

An exploration budget of $2 million has been approved for the Cosalá Operations focusing on infill drilling the San Rafael Zone 120 to upgrade the existing resource and exploring the San Rafael/El Cajón corridor to expand mineralization to the southeast. A drill program at the Zone 120 is targeting 2.5 million tonnes of ore which would extend the life of San Rafael by 4 to 5 years. This program is the first exploration drilling at the Cosalá Operations in over 4 years.

For 2016, the Galena Complex had a solid year performing at management’s expectations with increased production and improved cash costs and all-in sustaining costs. The Company continues to expect the mine to provide consistent, predictable performance for 2017. Maintenance and improvements to the mill and shafts will occur in Q1 2017 affecting production and costs but is expected to be caught up over the remainder of 2017. As a result of decisions and actions taken more than a year ago, producing areas were balanced across several levels of the mine. Given the recently improved economic outlook for the asset, and continued drilling and capital development, further areas for improvement have been identified including near-term development opportunities on both the 3200 and 4900 levels of the mine. These projects promise to add further operational flexibility and consistency in the future.

The liquidity position was boosted by the closing of two private placements in June 2016 for total gross proceeds of approximately C$31.6 million ($24.7 million). As a result of its enhanced liquidity position, the Company made an early principal repayment of approximately $0.7 million towards its outstanding November 2015 debt facility in September 2016, and made an additional early principal repayment on its February 2016 debt facility of approximately $1.3 million in October 2016, for total repayments of $2.0 million.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation was completed solely to meet the NYSE “MKT” listing requirement. The listing was successfully completed in January 2017.

7 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company will update the Cosalá and Galena resource and reserve estimates later in the year with an effective date of June 30, 2017 to better support its annual budgeting and life-of-mine modelling.

Consolidated Results

	Fiscal Year Ended December 31,
	2016	2015
Revenues ($ M)	$58.9	$53.5
Silver Produced (oz)	2,389,808	2,652,026
Zinc Produced (lbs)	10,488,773	11,647,962
Lead Produced (lbs)	29,067,673	22,905,826
Copper Produced (lbs)	1,058,250	2,054,896
Total Silver Equivalent Produced (oz)[1]	4,682,030	4,866,145
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.86	$10.80
Cash Cost/Ag Oz Produced ($/oz)[2]	$10.00	$12.75
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$12.71	$17.16
Net Income (Loss) ($ M)	$(5.2)	$(19.4)
Comprehensive Income (Loss) ($ M)	$(4.7)	$(23.7)

[1]
Throughout this MD&A, references to silver equivalent ounces produced are based on prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper for fiscal 2016, and $17 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015.

[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

During 2016, the Company produced 4,682,030 silver equivalent ounces, including 2,389,808 ounces of silver, at cost of sales of $9.86/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.71/oz. silver. These results compare to 4,866,145 silver equivalent ounces, including 2,652,026 ounces of silver, at cost of sales of $10.80/oz. equivalent silver, by-product cash cost of $12.75/oz. silver, and all-in sustaining cost of $17.16/oz. silver during 2015, a 4%, 10%, 9%, 22%, and 26% decrease in production of silver equivalent ounces, production of silver ounces, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Lead production during the year increased by 25% or 6.2 million lbs. when compared to fiscal 2015, primarily due to an increase of 7.4 million lbs. of lead or 43% at the Galena Complex. The increase in lead at Galena is a result of management’s decision in prior years to transition the mine from a predominantly silver-copper mine to a silver-lead mine in order to target the highest value of ore, regardless of silver content, that could be mined on a consistent basis.

The Company recorded a net loss of $5.2 million for the year ended 2016 compared to net loss of $19.4 million for the year ended 2015. However, the second half of 2016 saw the Company generate $5.7 million of operating cash flow. The improvement in net loss for the year was primarily attributable to higher net revenue on concentrate sales, lower cost of sales, lower depletion and amortization, lower care, maintenance and restructuring costs, lower corporate general and administrative expenses, and lower impairment of property, plant and equipment, partially offset by higher interest and financing expense, and lower income tax recovery. These variances are further discussed in the following sections.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders. In connection with the closing of the credit agreement, the Company issued 2,500,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of C$1.20 for a period of three years, and adjusted the exercise price of 2,026,758 existing warrants already held by the lenders to C$1.20 with all other terms remaining unchanged.

8 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

On June 9, 2016 and June 14, 2016, the Company completed private placements of 5,555,555 units and 3,210,416 subscription receipts, respectively, at a price of C$3.60 per unit and per subscription receipt for aggregate gross proceeds of approximately C$31.6 million ($24.7 million). On July 20, 2016, the Company received the necessary approvals and completed the exchange of 3,210,416 subscription receipts for units. Each unit from the private placements consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$4.68 for a period of five years.

As previously noted, the Company repaid $0.7 million and $1.3 million in principal portions of outstanding credit facilities on September 26, 2016 and October 3, 2016, respectively. Subsequent to the year-end, an additional $1.6 million of the outstanding credit facilities was repaid on maturity in February 2017 and an early principal repayment of approximately $5.6 million of outstanding credit facilities due December 2017 was repaid in full in late March 2017.

In January of 2017, the Company entered into a low interest rate $15 million concentrate pre-payment facility with Glencore to fund a portion of the development costs for San Rafael. Under the terms of the pre-payment facility, Glencore will provide the Company with a four-year facility of up to $15 million to be used for the development of San Rafael and commercial production of its concentrates. The facility is secured by a promissory note in the amount of up to $15 million issued by the Company, guarantee in favour of Glencore, and limited asset level security on San Rafael. The pre-payment facility was drawn in full late March 2017. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from San Rafael. Glencore will pay for the concentrates at prevailing market prices for silver, lead and zinc, less customary treatment, refining and penalty charges.

In March of 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million plus initial option payment of $2 million was paid with cash on hand by the Company in March while the final option payment of $8 million is payable to Hochschild on or before December 15, 2017. Upon completion of the final payment option, the Company will have acquired 100% of the San Felipe property, a silver-zinc-lead development project in a safe and mining-friendly jurisdiction free of any underlying net smelter return royalties.

Cosalá Operations

During 2016, the cost structure of the Cosalá Operations benefited from productivity improvements, implementation of systematic cost controls, and a reduction in the workforce, though production was impacted by the previously announced ground movement at Nuestra Señora in the second quarter.

9 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

	Fiscal Year Ended December 31,
	2016	2015
Tonnes Milled	500,509	506,148
Silver Grade (g/t)	78	86
Zinc Grade (%)	1.35	1.36
Lead Grade (%)	0.57	0.61
Copper Grade (%)	0.20	0.26
Silver Recovery (%)	79.9	83.4
Zinc Recovery (%)	70.9	79.6
Lead Recovery (%)	66.4	80.7
Copper Recovery (%)	47.2	60.6
Silver Produced (oz)	1,006,119	1,162,290
Zinc Produced (lbs)	10,488,773	11,647,962
Lead Produced (lbs)	4,188,539	5,469,155
Copper Produced (lbs)	1,058,250	1,750,143
Total Silver Equivalent Produced (oz)	1,925,699	2,401,303
Silver Sold (oz)	956,939	1,159,112
Zinc Sold (lbs)	10,258,081	11,267,595
Lead Sold (lbs)	4,251,898	5,602,810
Copper Sold (lbs)	1,017,940	1,731,286
Realized Silver Price ($/oz)	$17.07	$15.61
Realized Zinc Price ($/lb)	$0.96	$0.87
Realized Lead Price ($/lb)	$0.86	$0.80
Realized Copper Price ($/lb)	$2.22	$2.54
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.18	$9.25
Cash Cost/Ag Oz Produced ($/oz)[1]	$7.79	$10.80
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$9.31	$14.89

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Cosalá Operations processed 500,500 tonnes of ore at an average grade of 78 g/t of silver to produce 1,006,119 ounces of silver at cost of sales of $9.18/oz. equivalent silver, by-product cash cost of $7.79/oz. silver, and all-in sustaining cost of $9.31/oz. silver during 2016. These results compare to 506,148 tonnes of ore at an average grade of 86 g/t of silver to produce 1,162,290 ounces of silver at cost of sales of $9.25/oz. equivalent silver, by-product cash cost of $10.80/oz. silver, and all-in sustaining cost of $14.89/oz. silver during 2015, a 1%, 13%, 1%, 28%, and 37% decrease in tonnes of ore milled, ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 79.9% in 2016 (2015 – 83.4%) at the Company processed oxidized historical stockpiles and mined satellite deposits on the Company’s property in Q2 2016 as a result of the previously reported ground movement during that quarter.

Both the cost of sales per silver equivalent ounce and by-product cash cost per silver ounce were lower in 2016 compared to 2015, primarily due the 2016 restructuring at Cosalá resulting in lower direct labour, material and indirect expenses, implemented in response to the unfavourable economic condition of the precious metal industry at that time. The all-in sustaining cost of $9.31/oz. silver for 2016 was lower than the all-in sustaining cost of $14.89/oz. silver for 2015 due to the restructuring as well as capital and exploration spending reductions.

Realized silver price of $17.07/oz. for 2016 (2015 – $15.61/oz.) is comparable to the average London silver spot price of $17.14/oz. for 2016 (2015 – $15.68/oz.). The realized silver price increased by 9% from 2015 to 2016 as silver prices began to improve late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

10 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Galena Complex

Since early 2013, the current Americas Silver management has significantly transformed operations at the Galena Complex in response to the decline in precious metals prices. The goal of the transformation was to maintain positive cash flow from operations in a low metals price environment. The foundation for this transformation was accomplished by mining wider, higher grade silver equivalent ore with a smaller workforce. Mine management has been focused on the identification, development and production of sustainable, multi-year, lower cost production by mining the highest value per tonne of ore for the lowest possible operating cost.

	Fiscal Year Ended December 31,
	2016	2015
Tonnes Milled	171,107	151,469
Silver Grade (g/t)	266	324
Lead Grade (%)[1]	7.29	6.89
Copper Grade (%)[1]	-	0.58
Silver Recovery (%)	94.4	94.5
Lead Recovery (%)	90.5	90.5
Copper Recovery (%)	-	96.7
Silver Produced (oz)	1,383,689	1,489,736
Lead Produced (lbs)	24,879,134	17,436,671
Copper Produced (lbs)	-	304,753
Total Silver Equivalent Produced (oz)	2,756,331	2,464,841
Silver Sold (oz)	1,384,380	1,523,287
Lead Sold (lbs)	24,976,822	17,250,666
Copper Sold (lbs)	-	323,722
Realized Silver Price ($/oz)	$17.21	$15.60
Realized Lead Price ($/lb)	$0.86	$0.80
Realized Copper Price ($/lb)	-	$2.57
Cost of Sales/Ag Eq Oz Produced ($/oz)	$10.33	$12.32
Cash Cost/Ag Oz Produced ($/oz)[2]	$11.60	$14.27
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$15.18	$18.92

[1]	Lead and copper grades only refer to grades in silver-lead and silver-copper ores, respectively.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex processed 171,107 tonnes of ore at an average grade of 266 g/t of silver to produce 1,383,689 ounces of silver at cost of sales of $10.33/oz. equivalent silver, by-product cash cost of $11.60/oz. silver, and all-in sustaining cost of $15.18/oz. silver during 2016, compared to 151,469 tonnes of ore at an average grade of 324 g/t of silver to produce 1,489,736 ounces of silver at cost of sales of $12.32/oz. equivalent silver, by-product cash cost of $14.27/oz. silver, and all-in sustaining cost of $18.92/oz. silver during 2015, a 13% increase in tonnes of ore milled, and a 7%, 16%, 19%, and 20% decrease in ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Production of lead during 2016 increased 43% as compared to 2015 as the mine successfully transitioned to a silver-lead mine in 2016. No ore tonnage was processed through the Coeur mill during 2016 (2015 – 16%).

The cost of sales of $10.33/oz. equivalent silver for 2016 was lower than the cost of sales of $12.32/oz. equivalent silver for 2015. The by-product cash cost of $11.60/oz. silver for 2016 was lower than the by-product cash cost of $14.27/oz. silver for 2015, and all-in sustaining cost of $15.18/oz. silver for 2016 was lower than all-in sustaining cost of $18.92/oz. silver for 2015. Despite silver grades being approximately 18% lower during 2016, cash costs and cost of sale per equivalent silver ounce declined as direct mining costs (i.e. labour, supplies, utilities, etc.) continued to fall month-to-month on an ore tonnage basis, and the Galena Complex increased lead production by 7.4 million lbs. or 43%, in addition to ongoing capital spending reductions.

11 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Realized silver price of $17.21/oz. for 2016 (2015 – $15.60/oz.) is comparable to the average London silver spot price of $17.14/oz. for 2016 (2015 – $15.68/oz.). The realized silver price increased by 10% from 2015 to 2016 as silver prices began to improve late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Guidance

The Company’s guidance for 2017 is production of 2.0 – 2.5 million silver ounces or 5.5 – 6.0 million silver equivalent ounces1 at cost of sales of $8.00 – $10.00 per ounce equivalent silver, cash costs of $4.00 – $5.00 per ounce silver and all-in sustaining costs of $9.00 – $10.00 per ounce silver.

The Nuestra Señora and El Cajón mines are expected to operate up to the end of third quarter of 2017. San Rafael is expected to begin commissioning operations during third quarter of 2017. The Galena Mill was down for repairs to mill liners and ore bins in Q1 2017, though production levels for the remainder of the year at the Galena Complex are expected to be similar to 2016. As a result, the first half of 2017 is expected to have results similar to those experienced in 2016. The Company expects this will be followed by a gradual reduction in cash costs and all-in sustaining costs with San Rafael in commercial production late in the third quarter, with significantly lower cash costs and all-in sustaining costs in the fourth quarter. Silver equivalent figures and silver cost guidance for 2017 are based on prices of $16.50 per ounce silver, $1.15 per pound zinc, $0.95 per pound lead, and $2.50 per pound copper.

Results of Operations

Analysis of the year ended December 31, 2016 vs. the year ended December 31, 2015

The Company recorded a net loss of $5.2 million for the year ended 2016 compared to net loss of $19.4 million for the year ended 2015. The improvement in net loss was primarily attributable to higher net revenue on concentrate sales ($5.4 million), lower cost of sales ($6.5 million), lower depletion and amortization ($1.1 million), lower care, maintenance and restructuring costs ($1.0 million), lower corporate general and administrative expenses ($0.7 million), and lower impairment of property, plant and equipment ($1.4 million), partially offset by higher interest and financing expense ($1.1 million), and lower income tax recovery ($0.9 million), each of which are described in more detail below.

Revenues increased by $5.4 million from $53.5 million for the year ended 2015 to $58.9 million for the year ended 2016. The increase during the year is primarily due to $5.2 million in increased revenues generated at the Galena Complex from increase in realized prices during the year and increase in lead-product sales plus $0.2 million in increased revenues generated from the Cosalá Operations from increase in realized prices offset by lower silver equivalent production as a result of the ground movement.

Cost of Sales decreased by $6.5 million from $52.6 million for the year ended 2015 to $46.1 million for the year ended 2016. The decrease is primarily due to a $4.5 million decrease in direct mining costs from the Cosalá Operations as a result of workforce reductions implemented during the year and a decrease in production of approximately 5% related to issues from the ground movement, plus a $1.9 million or 6% decrease in cost of sales from the Galena Complex reductions from reductions in labour, utilities, and repairs during the year.

12 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Depletion and amortization decreased by $1.1 million from $8.5 million for the year ended 2015 to $7.4 million for the year ended 2016. The decrease is primarily due to the lower carrying value of mining interests and plant and equipment from the Cosalá Operations and increased proven and probable reserve estimates.

Care and maintenance costs decreased by $1.0 million from $2.0 million for the year ended 2015 to $1.0 million for the year ended 2016. The decrease is primarily due to a $1.4 million decrease in care and maintenance costs from previous suspension of the El Cajón Project in Q1 2015, offset by $0.5 million in corporate and mine restructuring costs incurred during 2016.

Corporate general and administrative expenses decreased by $0.7 million from $6.1 million for the year ended 2015 to $5.4 million for the year ended 2016. The decrease is primarily due to higher salaries, professional fees, and office and general expenses incurred during 2015 as the former U.S. Silver and Scorpio Mining corporate groups were consolidated into the Americas Silver management team.

Interest and financing expense increased by $1.1 million from $1.2 million for the year ended 2015 to $2.3 million for the year ended 2016. The increase is primarily due to interest charges, change in fair value, and accretion of deferred financing fees and costs related to the February 2016 $2.9 million credit facility and associated warrants issued and amended (total accretion charges of $1.3 million for the year).

Impairment of property, plant and equipment of $1.4 million was recognized during the year ended 2015 as a result of writing down carry amounts of property, plant and equipment to recoverable amounts from the Galena Complex. No impairment indicators were identified for the year ended 2016.

Income tax recovery decreased by $0.9 million during the year ended 2016 when compared to the year ended 2015 primarily due to increase in net deferred tax liabilities recognized on Mexican mining royalty from the Cosalá Operations.

Actuarial gain of $1.6 million was recognized in other comprehensive loss during the year ended 2016 primarily due to changes in demographic assumptions released by the Society of Actuaries during the year. The actuarial gain is applied against post-employment benefit obligations from the Galena Complex and does not impact the Company’s net loss.

Analysis of the three months ended December 31, 2016 vs. the three months ended December 31, 2015

The Company recorded a net loss of $2.4 million for the three months ended December 31, 2016 compared to net loss of $7.3 million for the three months ended December 31, 2015. The improvement in net loss was primarily attributable to higher net revenue on concentrate sales ($3.0 million), lower cost of sales ($1.4 million), and lower impairment of property, plant and equipment ($1.4 million), partially offset by higher corporate general and administrative expenses ($0.3 million), and higher interest and financing expense ($0.3 million), each of which are described in more detail below.

Revenues increased by $3.0 million from $11.4 million for the three months ended December 31, 2015 to $14.4 million for the three months ended December 31, 2016. The increase during the period is primarily due to $1.7 million in increased revenues generated at the Cosalá Operations related to increase in realized prices during the period, plus $1.3 million in increased revenues generated at the Galena Complex from increase in realized prices during the period and increase in lead by-product sales.

Cost of Sales decreased by $1.4 million from $13.3 million for the three months ended December 31, 2015 to $11.9 million for the three months ended December 31, 2016. The decrease is primarily due to a $0.6 million decrease in direct mining costs from the Cosalá Operations as a result of workforce reductions implemented during the period, plus a $0.8 million or 10% decrease in cost of sales from the Galena Complex reductions from reductions in labour, utilities, and repairs during the period.

13 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Corporate general and administrative expenses increased by $0.3 million from $1.3 million for the three months ended December 31, 2015 to $1.6 million for the three months ended December 31, 2016. The increase is primarily due to higher professional fees and transaction costs in relation to registration and listing on the NYSE stock exchange which became effective January 19, 2017.

Interest and financing expense increased by $0.3 million from $0.4 million for the three months ended December 31, 2015 to $0.7 million for the three months ended December 31, 2016. The increase is primarily due to change in fair value and accretion of deferred financing fees and costs related to the February 2016 $2.9 million credit facility and associated warrants issued and amended (total accretion charges of $0.5 million for the period).

Impairment of property, plant and equipment of $1.4 million was recognized during the three months ended December 31, 2015 as a result of writing down carry amounts of property, plant and equipment to recoverable amounts from the Galena Complex. No impairment indicators were identified for the three months ended December 31, 2016.

Actuarial gain of $1.6 million was recognized in other comprehensive loss during the three months ended December 31, 2016 primarily due to changes in demographic assumptions released by the Society of Actuaries during the year. The actuarial gain is applied against post-employment benefit obligations from the Galena Complex and does not impact the Company’s net loss.

14 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Selected Annual Financial Information

Fiscal Year Ended December 31	2016	2015	2014 [1]
Revenues ($ M)	$58.9	$53.5	$31.5
Net Loss ($ M)	(5.2)	(19.4)	(78.7)
Comprehensive Loss ($ M)	(4.7)	(23.7)	(79.1)

Net Loss per Common Share - Basic and Diluted	$(0.15)	$(0.68)	$(4.68)

Silver Produced (oz)	2,389,808	2,652,026	1,206,603
Zinc Produced (lbs)	10,488,773	11,647,962	12,625,526
Lead Produced (lbs)	29,067,673	22,905,826	6,489,087
Copper Produced (lbs)	1,058,250	2,054,896	1,197,934
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.86	$10.80	$11.55
Cash Cost/Ag Oz Produced ($/oz)2	$10.00	$12.75	$11.31
All-In Sustaining Cost/Ag Oz Produced ($/oz)2	$12.71	$17.16	$22.68

Cash ($ M)	$24.1	$1.3	$15.2
Receivables ($ M)	4.0	4.5	6.8
Inventories ($ M)	6.6	8.8	12.4

Property, Plant and Equipment ($ M)	$80.5	$80.9	$81.3

Current Assets ($ M)	$36.6	$15.8	$36.9
Current Liabilities ($ M)	16.5	10.3	15.8
Working Capital ($ M)	20.1	5.5	21.1

Total Assets ($ M)	$117.3	$96.9	$118.6
Total Liabilities ($ M)	30.1	32.0	33.2
Total Equity ($ M)	87.2	64.9	85.4

[1]	Production from Galena Complex operations included since December 23, 2014.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

15 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with December 31, 2016.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2016	2016	2016	2016	2015	2015	2015	2015
Revenues ($ M)	$14.4	$16.8	$12.8	$14.9	$11.5	$12.8	$15.3	$13.9
Net Income (Loss) ($ M)	(2.4)	1.0	(2.1)	(1.7)	(7.2)	(4.8)	(1.5)	(5.9)
Comprehensive Income (Loss) ($ M)	(1.0)	0.8	(2.5)	(2.0)	(11.5)	(4.5)	(1.6)	(6.1)

Silver Produced (oz)	564,475	596,855	556,404	672,074	599,677	682,715	661,393	708,241
Zinc Produced (lbs)	2,671,391	2,183,814	2,081,046	3,552,522	3,075,468	2,626,541	2,692,214	3,253,739
Lead Produced (lbs)	7,277,346	7,991,507	6,677,247	7,121,573	7,067,802	6,572,325	4,618,754	4,646,945
Copper Produced (lbs)	260,018	326,639	225,785	245,808	321,616	546,666	541,691	644,923
Cost of Sales/Ag Eq Oz Produced ($/oz)	$10.47	$9.49	$10.13	$9.43	$11.11	$10.76	$10.93	$10.44
Cash Cost/Ag Oz Produced ($/oz)[1]	$8.91	$10.00	$11.33	$9.80	$14.38	$12.01	$12.35	$12.46
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$11.57	$12.86	$14.57	$12.00	$18.45	$16.47	$16.70	$17.15

Current Assets (qtr. end) ($ M)	$36.6	$41.1	$38.9	$17.9	$15.8	$19.3	$23.5	$26.9
Current Liabilities (qtr. end) ($ M)	16.5	13.1	20.8	12.5	10.3	8.3	8.2	12.6
Working Capital (qtr. end) ($ M)	20.1	28.0	18.1	5.4	5.5	11.0	15.3	14.3

Total Assets (qtr. end) ($ M)	$117.3	$120.4	$119.3	$98.3	$96.9	$102.0	$105.6	$108.2
Total Liabilities (qtr. end) ($ M)	30.1	32.4	41.4	33.6	32.0	25.8	26.4	28.7
Total Equity (qtr. end) ($ M)	87.2	88.0	77.9	64.7	64.9	76.2	79.2	79.5

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

As of December 31, 2016, the Company’s cash totalled $24.1 million, compared to $1.3 million at December 31, 2015. Working capital increased to $20.1 million at December 31, 2016 from $5.5 million at December 31, 2015, an increase of $14.6 million. Current liabilities as at December 31, 2016 were $16.5 million which is $6.2 million higher than at December 31, 2015 mainly due to the reclassification of long-term debt of $6.8 million as a current liability.

16 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The change in cash since December 31, 2015 can be summarized as follows (in millions of U.S. dollars):

Opening cash as at December 31, 2015	$1.3
Cash generated from operations	5.4
Capital expenditures	(8.0)
Care and maintenance costs	(0.4)
Restructuring costs	(0.5)
Proceeds from private placements	23.8
Proceeds from credit facilities	2.9
Proceeds from sale of investments	0.1
Proceeds from exercise of options and warrants	2.0
Payments on credit facilities	(2.3)
Decrease in receivables due to timing of shipments	0.5
Change in inventories during the year	2.2
Increase in prepaid expenses during the year	(0.6)
Decrease in payables during the year	(2.3)
Closing cash as at December 31, 2016	$24.1

Restructuring costs during the period were primarily due to the severance and restructuring related costs incurred at both corporate and mining segments, and not expected to be significant in future periods.

Effective June 30, 2015, the Company amended the terms of its existing C$8.5 million credit agreement with Royal Capital Management Corporation to extend the maturity from August 2016 to December 2017 and reschedule amortization payments to January 2017 in monthly increments of C$0.5 million, with the balance due and payable on maturity. This amendment shifts the principal repayments of C$2.5 million in 2015 and C$6.0 million in 2016 into fiscal 2017 improving the Company’s liquidity in the near term.

On August 26, 2015, the Company completed a private placement of 918,962 units at a price of C$2.16 per unit for aggregate gross proceeds of approximately C$2.0 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$3.00 for a period of three years.

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a certain lender for a principal amount of $1.0 million for a term of one year, at an interest rate of 12% per annum, payable on a monthly basis beginning on the sixth month following closing. Beginning on the sixth month following the date of issue, the notes issued under the credit agreement will be redeemed in monthly increments of $75,000 (including the monthly interest payments) with the balance due and payable on maturity.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity.

On June 9, 2016 and June 14, 2016, the Company completed private placements of 5,555,555 units and 3,210,416 subscription receipts, respectively, at a price of C$3.60 per unit and per subscription receipt for aggregate gross proceeds of approximately C$31.6 million. On July 20, 2016, the Company received the necessary approvals and completed the exchange of 3,210,416 subscription receipts for units. Each unit from the private placements consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$4.68 for a period of five years.

17 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company repaid $0.7 million and $1.3 million in principal portions of outstanding credit facilities on September 26, 2016 and October 3, 2016, respectively, with proceeds raised by the private placements above. Subsequent to the year-end, the Company repaid an additional $1.6 million of outstanding credit facilities at maturity.

In January of 2017, the Company entered into a low interest rate $15 million concentrate pre-payment facility with Glencore to fund a portion of the development costs for San Rafael. Under the terms of the pre-payment facility, Glencore will provide the Company with a four-year facility of up to $15 million to be used for the development of San Rafael and commercial production of its concentrates. The facility is secured by a promissory note in the amount of up to $15 million issued by the Company, guarantee in favour of Glencore, and limited asset level security on San Rafael. The pre-payment facility was drawn in full late March 2017. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from San Rafael. Glencore will pay for the concentrates at prevailing market prices for silver, lead and zinc, less treatment and refining charges.

In March of 2017, the Company entered into an option acquisition agreement with Santacruz to acquire an existing option with Hochschild for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million plus initial option payment of $2 million was paid with cash on hand by the Company in March while the final option payment of $8 million is payable to Hochschild on or before December 15, 2017.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. As previously stated, the Company entered into a financing arrangement to maintain corporate flexibility during the development of San Rafael. The Company believes that it has sufficient cash flow to fund its 2017 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized and if the outlook for silver prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 11 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2016). Although both pension plans are under-funded due to actuarial losses incurred from market conditions, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.8 million per year for each of the next 5 years.

18 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $8.0 million in 2016 and $10.4 million for the same period of 2015, of which $6.2 million was spent towards drilling and underground development costs while $1.8 million was spent on purchase of property, plant and equipment. All of these projects are dependent upon the Company maintaining a strong capital position.

The following table sets out the Company’s contractual obligations as of December 31, 2016:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$8,727	$8,727	$-	$-	$-
Credit facilities	7,931	7,931	-	-	-
Interest on credit facilities	545	545	-	-	-
Leases	1,763	352	621	499	291
Other long-term liabilities	882	-	108	-	774
Total	$19,848	$17,555	$729	$499	$1,065

1 - All leases can be cancelled upon proper notice periods by the Company.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended December 31, 2016.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the financial statements and in the other publicly filed documentation regarding the Company available at www.sedar.com, the reader should carefully consider the following information. Any of these risk elements could have material adverse effects on the business of the Company. See “Note 19 – Financial Risk Management” of the Company’s audited consolidated financial statements for the year ended December 31, 2016.

19 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Risks Associated with Market Fluctuations in Commodity Prices

The majority of the Company’s revenue is derived from the sale of silver, zinc, lead and copper contained in concentrates. Fluctuations in the prices of these commodities represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low silver, zinc, lead and copper prices, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for silver, zinc, lead and copper continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the US dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors. In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company’s financial performance or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals could have a material adverse effect on the Company’s results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed.

In particular, if the price of silver is depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues, continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

The Corporation is dependent on the success of the Galena Complex and the San Felipe Project at its Cosalá Operations which are both exposed to Operational Risks

The principal mineral projects of the Company are the Galena Complex and the San Felipe Project at its Cosalá Operations. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits. The development of mining operations at San Felipe will require the commitment of resources for operating expenses and capital expenditures, which may increase in subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

20 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

There can be no certainty that the Company’s exploration, development and production activities will be commercially successful.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of silver and other metals. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company’s actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

21 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration, particularly for silver, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive feasibility studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future silver, zinc, lead and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploratory activities at the Company’s existing mining operations as well as at new exploratory projects, and to acquire silver mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future silver production will not decline. Accordingly, the Company’s revenues from the sale of silver may decline, which may have a material adverse effect on its results of operations.

Global Financial and Economic Conditions

The continuation or re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on our results of operations or limit our ability to raise capital through credit and equity markets. The prices of the metals that we produce are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or developments impacting major industrial or developing countries. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

22 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”). If the EPA designates these wastes as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”). Under the CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. Additional regulations or requirements are also imposed upon the Company’s tailings and waste disposal areas in Idaho under the federal Clean Water Act (the “CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which entail significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company’s activities at the Galena Complex are subject to regulation by the U.S. Department of Labor’s Mine Safety Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as a MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetarian, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

23 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Mining Property and Title Risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims, which constitute a significant portion of the Company’s property holdings in Idaho, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Surface Rights and Access

The Company has reached various agreements for surface access and rights with certain local groups, including, Ejidos for mining exploitation activities, including open pit mining, in the project area of Cosalá Norte. In addition, the Company currently has formal agreements for surface access with all Ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out. The Nuestra Señora process facility is located on land previously purchased by the Company and is not exposed to disruptions by third party ownership claims.

For future activities, the Company will need to negotiate with Ejido and non-Ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with Ejidos can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

Labour Relations, Employee Recruitment, Retention and Pension Funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company is dependent on its workforce at its material producing properties and mill. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on the Company's earnings.

24 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico. Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The declines in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects. The Mexican Government is conducting a highly publicized crack down on the drug cartels, resulting in a loss of lives. The operation has been unaffected by the conflict and is unlikely to be in the future. However, if the government’s actions lead to civil unrest, the situation could change.

25 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Cosalá District properties, or in any other projects that the Company becomes involved with. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Substantially all of the Company's Assets are Located Outside of Canada, and Impact on Enforcement of Civil Liabilities

It may be difficult or impossible to enforce judgements obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company's management and assets located outside of Canada.

The Company is Subject to Currency Fluctuations that may Adversely Affect the Financial Position of the Company

One of the Company’s primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Risk Associated with Outstanding Debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums.

The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, see additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements.

26 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money, and (iii) the holders of the Company’s secured debt could realize upon the security to the borrowings.

The Company may engage in hedging activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the of prices zinc, lead, copper and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Corporation has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes price will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company may Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks Associated with the Company’s Business Objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

27 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Competition

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable silver mines, gold mines, silver developmental projects, gold developmental projects, silver producing companies, gold producing companies or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Certain Risks Related to the Ownership of the Company’s Common Shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

The Company’s Common Shares are currently listed on the TSX and the NYSE MKT. There can be no assurance that an active market for the Common Shares will be sustained.

Additionally, the exercise of stock options and warrants already issued by the Company and the issuance of additional equity securities in the future could result in dilution in the equity interests of holders of Common Shares.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

28 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

As of the date of this MD&A, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Tax Considerations

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

•
New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

•	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
•	Elimination of the IETU;

29 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

•
Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has reviewed the 2014 Tax Reform and is challenging the constitutionality of the 7.5% mining royalty, the 0.5% environmental duty, and other aspects of the Reform. The Company currently believes it is in compliance with the new legislation and there is no guarantee it will be successful in its challenges against the Mexican Government.

The Company believes that, pursuant to Section 7874 of the United States Internal Revenue Code of 1986, even though U.S. Silver is organized as an Ontario corporation, U.S. Silver will be treated as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, U.S. Silver will be subject to U.S. federal income tax in the same manner as a corporation organized in the U.S. The Company believes that U.S. Silver likely is a United States real property holding corporation, or "USRPHC", as defined for United States federal income tax purposes. If U.S. Silver were classified as a USRPHC, any gain recognized by the Company from the sale or other disposition, including a redemption, of U.S. Silver common shares would be subject to U.S. federal income taxation and the Company would be required to file a United States federal income tax return. In such circumstances, the purchaser of such common shares would be required to withhold from the purchase price paid to the Company an amount equal to 15% of the purchase price and remit such amount to the U.S. Internal Revenue Service. In addition, since, as noted above, U.S. Silver is classified as a U.S. domestic corporation, the gross amount of dividends paid by U.S. Silver to the Company will be subject to U.S. withholding tax at the current rate of 5% under the Canada-United States Convention with Respect to Taxes on Income and on Capital. The Company will only be eligible for foreign tax credits under the Canadian Income Tax Act to the extent it has qualifying income from a source in the U.S. in the year any U.S. tax or withholding tax is paid by or on behalf of the Company in respect of a gain on the sale or other disposition of the U.S. Silver common shares or a dividend paid on such shares. Any gain recognized by the Company from the sale or other disposition, including a redemption, of the common shares of U.S. Silver and dividends received on such shares by the Company will likely not be treated as income sourced in the United States for Canadian income tax purposes.

Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information

We rely on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While we regularly obtain and develop solutions to monitor the security of our systems, they remain vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and we may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our cash flows, financial condition or results of operations.

30 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Significant Accounting Policies and Estimates

Accounting standards issued but not yet applied

Management is evaluating the impact the adoption of the following new and revised standards and amendments will have on the consolidated financial statements of the Company.

(i)  Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the impact of this standard.

(ii)  Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

(iii)  Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)  Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

31 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)  Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)  Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)  Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, amongst other things, the expected volatility of the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)  Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

32 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)  Impairment of mining interests

Mining interests are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Common indicators of impairment in the mining industry include:

•	a significant deterioration in expected future commodity prices;
•	a significant adverse movement in foreign exchange rates;
•	a significant increase in production costs;
•	a large cost overrun during the development and construction of a new mine;
•	a significant increase in the expected cost of dismantling assets and restoring the site;
•	a significant reduction in the mineral content of ore reserves/resources;
•	serious mine accidents;
•	a significant increase in market interest rates; and
•	adverse changes in government regulations and environmental law, including a significant increase in the taxes payable by the mine.

The recovery of amounts recorded for mining interests depends on the Company’s interpretation of its interest in the underlying mineral claims based on existing regulations, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. Management relies on the life-of-mine plans and comparable market valuations in its assessments of economic recoverability and probability of future economic benefit.

(vii)  Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to identifying the acquirer, determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

(viii)  Going concern

The assessment of material uncertainties related to events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, including the company's liquidity risk and management's future plans. Management has determined that there are no material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern for at least the next twelve months.

Financial Instruments

At December 31, 2016, the Company had settled all outstanding foreign exchange derivatives previously put in place in fiscal 2014, resulting in a net realized loss of $0.1 million in fiscal 2015 on these contracts.

33 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at December 31, 2016, there were 39,540,384 common shares issued and outstanding.

As at March 30, 2017, there were 39,768,778 common shares of the Company issued and outstanding and 2,487,075 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 6,854,175.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2016, the Company’s CEO and CFO have certified that the DC&P are effective and that during the year ended December 31, 2016 the Company did not make any material changes in the ICFR during the last quarter that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, exploration spending and mine general administrative costs.

34 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Reconciliation of Consolidated Cash Cost per Ounce

	2016	2015
Cost of sales ('000)	$46,167	$52,574
Less non-cash costs ('000)[1]	(1,707)	(3,017)
Direct mining costs ('000)	$44,460	$49,557
Smelting, refining and royalty expenses ('000)	13,472	14,779
Less by-product credits ('000)	(34,045)	(30,522)
Total cash costs ('000)	$23,887	$33,814
Divided by silver produced (oz)	2,389,808	2,652,026
Silver cash costs ($/oz)	$10.00	$12.75

Reconciliation of Cosalá Operations Cash Cost per Ounce

	2016	2015
Cost of sales ('000)	$17,701	$22,212
Less non-cash costs ('000)[1]	(1,649)	(2,031)
Direct mining costs ('000)	$16,052	$20,181
Smelting, refining and royalty expenses ('000)	5,502	8,817
Less by-product credits ('000)	(13,712)	(16,442)
Total cash costs ('000)	$7,842	$12,556
Divided by silver produced (oz)	1,006,119	1,162,290
Silver cash costs ($/oz)	$7.79	$10.80

Reconciliation of Galena Complex Cash Cost per Ounce

	2016	2015
Cost of sales ('000)	$28,466	$30,362
Less non-cash costs ('000)[1]	(58)	(986)
Direct mining costs ('000)	$28,408	$29,376
Smelting, refining and royalty expenses ('000)	7,970	5,962
Less by-product credits ('000)	(20,333)	(14,080)
Total cash costs ('000)	$16,045	$21,258
Divided by silver produced (oz)	1,383,689	1,489,736
Silver cash costs ($/oz)	$11.60	$14.27

1 Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, spare parts and supplies, and ore stockpile.

35 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	2016	2015
Total cash costs ('000)	$23,887	$33,814
Capital expenditures ('000)	4,870	10,350
Exploration costs ('000)	1,616	1,335
Total all-in sustaining costs ('000)	$30,373	$45,499
Divided by silver produced (oz)	2,389,808	2,652,026
Silver all-in sustaining costs ($/oz)	$12.71	$17.16

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	2016	2015
Total cash costs ('000)	$7,842	$12,556
Capital expenditures ('000)	831	4,170
Exploration costs ('000)	690	581
Total all-in sustaining costs ('000)	$9,363	$17,307
Divided by silver produced (oz)	1,006,119	1,162,290
Silver all-in sustaining costs ($/oz)	$9.31	$14.89

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	2016	2015
Total cash costs ('000)	$16,045	$21,258
Capital expenditures ('000)	4,039	6,180
Exploration costs ('000)	926	754
Total all-in sustaining costs ('000)	$21,010	$28,192
Divided by silver produced (oz)	1,383,689	1,489,736
Silver all-in sustaining costs ($/oz)	$15.18	$18.92

36 Americas Silver Corporation - 2016 Annual Report

AMERICAS SILVER CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

37 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
(In thousands of U.S. dollars, unless otherwise stated)

December 31, 2016 and 2015

38 Americas Silver Corporation - 2016 Annual Report

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as outlined in Part I of the Chartered Professional Accountants Canada Handbook. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

(Signed) Darren Blasutti	(Signed) Warren Varga
President & Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 30, 2017

39 Americas Silver Corporation - 2016 Annual Report

March 30, 2017

Independent Auditor's Report

To the Shareholders of
Americas Silver Corporation

We have audited the accompanying consolidated financial statements of Americas Silver Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
40 Americas Silver Corporation - 2016 Annual Report

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Americas Silver Corporation and its subsidiaries as at December 31, 2016 and 2015 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants, Licensed Public Accountants

41 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Consolidated statements of financial position
(In thousands of U.S. dollars)

	December 31,	December 31,
As at	2016	2015
Assets
Current assets	$24,055	$1,319
Cash and cash equivalents	4,002	4,529
Trade and other receivables (Note 6)	6,618	8,790
Inventories (Note 7)	1,385	737
Prepaid expenses	503	466
Investment in Scorpio Gold (Note 8)	36,563	15,841

Non-current assets
Restricted cash	151	151
Long-term investments	28	11
Property, plant and equipment (Note 9)	80,548	80,875
Total assets	$117,290	$96,878

Liabilities
Current liabilities
Trade and other payables	$8,727	$9,358
Credit facilities (Note 10)	7,758	1,000
	16,485	10,358
Non-current liabilities
Other long-term liabilities	882	1,052
Credit facilities (Note 10)	-	6,141
Post-employment benefit obligations (Note 11)	8,116	9,290
Decommissioning provision (Note 12)	3,829	4,568
Deferred tax liabilities (Note 17)	834	624
Total liabilities	30,146	32,033
Equity
Share capital (Note 13)	202,191	181,143
Equity reserve	34,400	28,452
Foreign currency translation reserve	6,454	7,788
Changes in available-for-sale investment	237	-
Deficit	(156,138)	(152,538)
Total equity	87,144	64,845

Total liabilities and equity	$ 117,290	$ 96,878

Contingencies (Note 22), Subsequent events (Note 23)

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

42 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Consolidated statements of loss and comprehensive loss
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, except share and per share amounts)
	2016	2015
Revenue	$58,866	$53,450

Cost of sales (Note 15)	(46,145)	(52,574)
Depletion and amortization (Note 9)	(7,388)	(8,481)
Care, maintenance and restructuring costs	(993)	(1,994)
Corporate general and administrative (Note 16)	(5,355)	(6,063)
Exploration costs	(1,681)	(1,433)
Accretion on decommissioning provision (Note 12)	(152)	(162)
Interest and financing expense	(2,337)	(1,175)
Foreign exchange gain	340	880
Loss on derivative liability	-	(126)
Loss on mining concession sales	-	(291)
Loss on disposal of assets	(20)	-
Loss on investment in Scorpio Gold (Note 8)	(132)	(640)
Impairment of property, plant and equipment (Note 9)	-	(1,429)
Loss before income taxes	(4,997)	(20,038)
Income tax (expense) recovery (Note 17)	(210)	652
Net loss	(5,207)	(19,386)
Other comprehensive income (loss)
Items that will not be reclassified to net loss
Actuarial gain (loss) on post-employment benefit obligations	1,607	(3,853)
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(1,334)	(186)
Change in fair value of available-for-sale securities
of Scorpio Gold	237	(307)
Other comprehensive income (loss)	510	(4,346)
Comprehensive loss	$(4,697)	$(23,732)

Loss per share
Basic and diluted (Note 2)	(0.15)	(0.68)

Weighted average number of common shares
outstanding
Basic and diluted (Note 14)	34,526,435	28,328,612

The accompanying notes are an integral part of the consolidated financial statements.
43 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Consolidated statements of changes in equity
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, except share amounts)

				Foreign	Changes in fair
				currency	value of
	Share capital		Equity	translation	available-for		Total
	Shares (000s)	Amount	reserve	reserve	sale investment	Deficit	equity

Balance at January 1, 2015	28,005	$179,907	$26,450	$7,974	$307	$(129,299)	$85,339
Net loss for the year	-	-	-	-	-	(19,386)	(19,386)
Other comprehensive loss for the year				(186)	(307)	(3,853)	(4,346)
Share-based payments (Note 13)	-	-	523	-	-	-	523
Shares and warrants issued on private placement (Note 13)	930	1,236	203	-	-	-	1,439
Warrants issued and amended (Note 13)	-	-	1,276	-	-	-	1,276
Balance at December 31, 2015	28,935	$181,143	$28,452	$7,788	$-	$(152,538)	$64,845

Balance at January 1, 2016	28,935	$181,143	$28,452	$7,788	$-	$(152,538)	$64,845
Net loss for the year	-	-	-	-	-	(5,207)	(5,207)
Other comprehensive (loss) income for the year	-	-	-	(1,334)	237	1,607	510
Share-based payments (Note 13)	-	-	585	-	-	-	585
Shares and warrants issued on private placements (Note 13)	8,766	17,889	5,161	-	-	-	23,050
Proceeds from exercise of options and warrants	1,839	3,159	(1,149)	-	-	-	2,010
Warrants issued and amended (Note 13	-	-	1,351	-	-	-	1,351
Balance at December 31, 2016	39,540	$202,191	$34,400	$6,454	$237	$(156,138)	$87,144

The accompanying notes are an integral part of the consolidated financial statements.

44 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Consolidated statements of cash flows
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars)

	2016	2015
Cash flow generated from (used in)

Net loss for the year Adjustments for:	$(5,207)	$(19,386)
Depletion and amortization	7,388	8,481
Deferred income tax expense (recovery)	210	(647)
Accretion on decommissioning provision	152	162
Share-based payments	1,237	916
Unrealized (gain) loss on long-term investments	(17)	14
Loss on derivative liability	-	126
Non-cash impact of warrants issued and amended	-	1,276
Non-cash impact of other long-term liabilities	143	493
Non-cash impact of credit facilities	1,178	(1,606)
Non-cash impact of post-employment benefit obligations	433	256
Loss on mining concession sales	-	291
Loss on disposal of assets	20	-
Loss on investment in Scorpio Gold	132	640
Impairment of property, plant and equipment	-	1,429
	5,669	(7,555)

Changes in items of working capital:
Trade and other receivables	542	2,239
Income taxes	-	236
Inventories	2,172	3,563
Prepaid expenses	(648)	(38)
Trade and other payables	(2,348)	(4,105)
Net cash generated from (used in) operating activities	5,387	(5,660)

Investing activities
Expenditures on property, plant and equipment	(7,972)	(10,424)
Mining concession sales	-	88
Net cash used in investing activities	(7,972)	(10,336)

Financing activities Cash paid on foreign exchange derivatives	-	(411)
Sale of investment in Scorpio Gold	89	92
Proceeds from long-term investments	-	7
Proceeds from credit facilities	2,900	1,000
Proceeds from private placements	23,787	1,439
Proceeds from exercise of options and warrants	2,010	-
Payments on credit facilities	(2,300)	-
Net cash generated from financing activities	26,486	2,127

Effect of foreign exchange rate changes on cash	(1,165)	(36)
Increase (decrease) in cash and cash equivalents	22,736	(13,905)
Cash and cash equivalents, beginning of year	1,319	15,224
Cash and cash equivalents, end of year	$24,055	$1,319

Cash and cash equivalents consist of:
Cash	$24,055	$1,319
Term deposits	-	-
	$24,055	$1,319

Interest paid during the year	$1,122	$802

The accompanying notes are an integral part of the consolidated financial statements.
45 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

1. Corporate information
Americas Silver Corporation (the "Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company's registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company's common shares are listed on the Toronto Stock Exchange under the symbol "USA" and, effective January 19, 2017, listed on the New York Stock Exchange MKT under the symbol "USAS".

The consolidated financial statements of the Company for the year ended December 31, 2016 were approved and authorized for issue by the Board of Directors of the Company on March 30, 2017.
2. Basis of presentation
The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook. These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. The Company has consistently applied the accounting policies used in preparation of these consolidated financial statements throughout all the periods presented. Significant accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in note 4.

On December 21, 2016 the Company filed articles of amendment to complete an approved share consolidation of the Company's issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.
3. Summary of significant accounting policies
The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a. Consolidation
These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances, income and expenses have been eliminated.

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company's equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest's share of changes in equity since the date of acquisition.
46 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Special Purpose Entities ("SPE's") as defined by the IASB in SIC 12 Consolidation–Special Purpose Entities are entities which are created to accomplish a narrow and well-defined objective (e.g. to provide services to the operating entity). SPE's are subject to consolidation when there is an indication that the other entity controls the SPE. The Company has determined that it controls certain SPE's relating to service companies at its Mexican operations (4246136 Canada Inc., Servicios Especializados en Minas S.A. de C.V., Triturados Mineros del Noroeste S.A. de C.V. and Servicios Generales en Mineria S.A. de C.V.) and the accounts of those SPE's are consolidated with those of the Company.

b. Segment reporting
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available. Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

c. Presentation currency and functional currency
The Company's presentation currency is the U.S. dollar ("USD"). The functional currency of the Company's Canadian subsidiaries is the Canadian dollar ("CAD"), and the functional currency of its U.S., Mexican and British Virgin Island's subsidiaries and SPE's is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

d. Foreign currency translations
Transactions in foreign currencies are translated into the entities' functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

e. Revenue recognition
The following specific conditions must be met before revenue is recognized:

●	the title, specific risks and rewards of ownership have been transferred to the purchaser;
●	the Company does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the concentrate sold;
●	the amount of revenue and costs can be measured reliably; and
●	it is probable that the economic benefits associated with the transaction will flow to the Company.

The Company's sales of concentrates are made under provisional pricing arrangements where the final sale prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenue from sales is recorded at the time of sale based on forward prices for the expected date of final settlement.

Subsequent variations in prices and metal quantities are recognized as revenue adjustments as they occur.

Revenue is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.
47 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

f. Defined benefit plans
The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income (loss) and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g. Share-based payments
The Company's stock option plan allows its employees (including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee's other compensation, with a corresponding increase in equity reserve.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

h. Income taxes
Income tax comprises of current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company's subsidiaries operate and generate taxable profit. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
48 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company did not recognize any deferred income taxes relating to its investments in subsidiaries.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

i. Earnings/loss per share
Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company's potentially dilutive common shares comprise stock options granted to employees, and warrants.

j. Comprehensive income (loss)
Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company's net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company's comprehensive income (loss), components of other comprehensive income and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

k. Inventories
Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Ore stockpile is verified by periodic surveys and physical counts.
49 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value. If carrying value exceeds net realizable value, a write-down is recognized.

l. Investments
An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in companies over which the Company exercises neither control nor significant influence and are designated as available-for sale financial instruments are recorded at fair value. Unrealized gains and losses on available-for-sale financial instruments are recognized in other comprehensive income (loss), unless the decrease in value is significant or prolonged, in which case, the loss is recorded in the statements of loss and comprehensive loss.

m. Property, plant and equipment
(i)  Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii)  Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs, net of incidental revenues, relating to the acquisition, exploration and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment.

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and on the future profitable production or proceeds from the disposition thereof.

(iii)  Plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.
50 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Depreciation is recorded over the estimated useful life of the asset as follows:

●	Mining interests – unit of production based upon estimated proven and probable reserves
●	Plant and equipment – 3 – 30 years over straight line basis
●	Corporate office equipment – 3 – 10 years over straight line basis

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(iv)  Impairment of mining interests

The Company reviews and evaluates the carrying values of its tangible and intangible assets to determine whether there is an indication of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use (being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to sell the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

n. Decommissioning provision
The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

o. Financial instruments
The Company classifies its financial instruments into one of the following categories: fair value through profit or loss ("FVTPL") (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

Financial assets and liabilities designated as FVTPL are subsequently measured at fair value with changes in fair value recognized in net earnings. Financial assets designated as "available-for-sale" are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax. Transaction costs for FVTPL financial assets and liabilities are recognized in income when incurred.

Financial assets designated as "loans and receivables" or "held-to-maturity", and financial liabilities designated as "other financial liabilities" are recorded at amortized cost. Transaction costs from loans and receivables and other financial liabilities offset the carrying amount of the related financial assets or liabilities.

The Company has classified cash and cash equivalents and trade and other receivables as "loans and receivables", trade and other payables are classified as "other financial liabilities", and investment in Scorpio Gold shares as "available-for-sale".
51 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

p. Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset and amortized over the expected useful life of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

q. Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

r. Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

s. Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interests' share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company's share of the proceeds and the carrying value of the underlying equity.
4. Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)  Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company's measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.
52 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

(ii)  Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)  Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management's best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)  Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, amongst other things, the expected volatility of the Company's registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)  Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company's current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company's consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company's future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.
53 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)  Impairment of mining interests

Mining interests are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Common indicators of impairment in the mining industry include:

●	a significant deterioration in expected future commodity prices;
●	a significant adverse movement in foreign exchange rates;
●	a significant increase in production costs;
●	a large cost overrun during the development and construction of a new mine;
●	a significant increase in the expected cost of dismantling assets and restoring the site;
●	a significant reduction in the mineral content of ore reserves/resources;
●	serious mine accidents;
●	a significant increase in market interest rates; and
●	adverse changes in government regulations and environmental law, including a significant increase in the taxes payable by the mine.

The recovery of amounts recorded for mining interests depends on the Company's interpretation of its interest in the underlying mineral claims based on existing regulations, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. Management relies on the life-of-mine plans and comparable market valuations in its assessments of economic recoverability and probability of future economic benefit.

(vii)  Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to identifying the acquirer, determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

(viii)  Going concern

The assessment of material uncertainties related to events and circumstances that may cast significant doubt on the Company's ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, including the company's liquidity risk and management's future plans. Management has determined that there are no material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern for at least the next twelve months.
5. Changes in accounting policies and recent accounting pronouncements
The following are future changes in accounting policies not yet effective as at December 31, 2016:

(i)  Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, "Financial instruments: recognition and measurement" ("IAS 39"). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the impact of this standard.

(ii)  Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.
54 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

(iii)  Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

6. Trade and other receivables

	December 31, 2016	December 31, 2015
Trade receivables	$2,126	$2,405
Value added taxes receivable	1,638	1,789
Other receivables	238	335
	$4,002	$4,529

7. Inventories

	December 31, 2016	December 31, 2015
Concentrates	$1,266	$1,780
Spare parts and supplies	5,191	5,594
Ore stockpile	161	1,416
	$6,618	$8,790

The amount of inventories recognized as an expense during the year ended December 31, 2016 was $46.1 million (2015: $52.6 million). During the year ended December 31, 2016, the concentrate inventory and spare parts and supplies write-down to net realizable value included in cost of sales was $1.0 million and $0.1 million, respectively (2015: $4.0 million and $1.4 million, respectively).
8. Investment in Scorpio Gold
At December 31, 2016, the Company held 7,503,806 common shares of Scorpio Gold Corporation ("Scorpio Gold") which represented approximately 6% of Scorpio Gold's issued and outstanding common shares.

The investment in Scorpio Gold is accounted for as an available-for-sale financial asset which is reviewed at the end of each reporting period for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. This review includes an analysis of the facts and circumstances of this financial asset, its market price, the severity of loss and the length of time the fair value has been below cost.

	December 31,	December 31,
	2016	2015
Investment, beginning of year	$466	$1,655
Sale of investment	(100)	(92)
Change in fair value and foreign exchange	137	(1,097)
Investment, end of year	$503	$466

55 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

9. Property, plant and equipment
				Corporate
	Mining	Non-producing	Plant and	Office
	interests	properties	equipment	equipment	Total

Cost
Balance at January 1, 2015	$56,612	$75,429	$36,313	$187	$168,541
Assets acquired	7,647	825	1,899	-	10,371
Change in decommissioning provision	(305)	-	-	-	(305)
Disposals	-	(508)	(16)	(26)	(550)
Balance at December 31, 2015	63,954	75,746	38,196	161	178,057
Assets acquired	4,569	1,583	1,817	3	7,972
Change in decommissioning provision	(952)	61	-	-	(891)
Disposals	-	-	-	(83)	(83)
Balance at December 31, 2016	$67,571	$77,390	$40,013	$81	$185,055

Accumulated depreciation
and depletion
Balance at January 1, 2015	$25,211	$50,502	$11,520	$55	$87,288
Depreciation/depletion for the year	3,087	-	5,372	22	8,481
Impairments	-	-	1,429	-	1,429
Disposals	-	-	(16)	-	(16)
Balance at December 31, 2015	28,298	50,502	18,305	77	97,182
Depreciation/depletion for the year	3,112	-	4,261	15	7,388
Disposals	-	-	-	(63)	(63)
Balance at December 31, 2016	$31,410	$50,502	$22,566	$29	$104,507
Carrying value
at December 31, 2015	$35,656	$25,244	$19,891	$84	$80,875
at December 31, 2016	$36,161	$26,888	$17,447	$52	$80,548

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment indicators were identified for the year ended December 31, 2016. An impairment loss of $1.4 million related to the U.S. operations was recorded for the year ended December 31, 2015 as a result of writing down carrying amounts of plant and equipment to recoverable amounts.
10. Credit facilities
On August 7, 2013, U.S. Silver signed a credit agreement with Royal Capital Management Corp. ("RCM") as security agent, and certain lenders (the "RCM Credit Agreement"). The RCM Credit Agreement provides for the issuance of notes with an aggregate principal amount of $6.3 million ($8.5 million CAD) for a term of three years at an interest rate of 12% per annum payable on a monthly basis. Security was provided by a first charge on all material assets of U.S. Silver and its subsidiaries.

As at December 31, 2016, the Company had drawn $6.3 million on the above facility, which was amended on June 29, 2015 to extend its maturity from August 2016 to December 2017. Beginning January 2017, the notes will be redeemed in monthly increments of $0.4 million ($0.5 million CAD), with the balance due and payable on maturity.

A financing cost is payable to RCM on July 31, 2020 in the amount of $1.6 million ($2.1 million CAD) less the amount which the aggregate share value of shares acquired by RCM upon exercise of the warrants exceeds the exercise price of the warrants. As at December 31, 2016, the fair value of the financing cost payable was nil as aggregate share value of shares acquired by RCM upon exercise of the warrants have exceeded the exercise price of the warrants beyond the financing cost payable.

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a lender (the "Subordinated Facility") for principal amount of $1.0 million for a term of one year at an interest rate of 12% per annum payable on a monthly basis beginning on the sixth month following closing. Security was provided by a second charge on all material assets, other than real property assets, of the Company and its subsidiaries behind the existing first charge RCM Credit Agreement. Beginning on the sixth month following the date of issue, the notes issued under the Subordinated Facility will be redeemed in monthly increments of $75,000 including the monthly interest payments, with the balance due and payable on maturity. The principal portion of such payments may also be payable in common shares of the Company in certain circumstances. On September 26, 2016, the remaining principal portion of the Subordinated Facility of $0.7 million was repaid in full.
56 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the "New Credit Facility") for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. Security was provided by a second charge on all material assets, other than real property assets, of the Company and its subsidiaries, equal to that of the existing Subordinated Facility, behind the existing first charge RCM Credit Agreement. On October 3, 2016, the principal portion for one lender of the New Credit Facility of $1.3 million was repaid in full.

In connection with the closing of the above credit facilities, the Company has issued warrants to the respective lenders (see share capital note 13).

The above credit facilities may be pre-paid based on subordination at any time during their term, subject to repayment fees. As at December 31, 2016, the fair value of early repayment options is nil (December 31, 2015: nil).

The carrying value of credit facilities and classification are broken down as follows:
	December 31,	December 31,
	2016	2015

Credit facilities	$7,931	$7,141
Deferred discount from warrants issued	(96)	-
Deferred transaction costs	(77)	-
	$7,758	$7,141

Current portion of credit facilities$	7,758	$1,000
Non-current portion of credit facilities	-	6,141
	$7,758	$7,141

11. Post-employment benefit obligations
The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver – Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company's funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2016 is approximately 9 years.
The amounts recognized in the consolidated statements financial position are as follows:
	December 31,	December 31,
	2016	2015
Present value of funded obligations	$23,910	$24,495
Fair value of plan assets	15,794	15,205
Deficit of funded plans	$8,116	$9,290

57 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The movements in the defined benefit obligations are as follows:	December 31,	December 31,
	2016	2015
Obligations, beginning of year	$24,495	$20,214
Current service costs	781	690
Interest costs	1,057	822
Benefits paid	(830)	(718)
Actuarial (gain) loss	(1,593)	3,487
Obligations, end of year	$23,910	$24,495
The movements in the fair value of plan assets are as follows:
	December 31, 2016	December 31, 2015
Assets, beginning of year	$15,205	$15,033
Return on assets	648	604
Actuarial gain (loss)	13	(366)
Employer contributions	758	652
Benefits paid	(830)	(718)
Assets, end of year	$15,794	$15,205

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:

	December 31	December 31
	2016	2015

Current service costs and interest costs
included in cost of sales	$1,838	$1,512

The principal actuarial assumptions are as follows:

	December 31,	December 31,
	2016	2015

Discount rate (expense)	4.25%	4.00%
Discount rate (year end disclosures)	4.25%	4.25%
Future salary increases (salaried plan only)	5.00%	5.00%

A 1% decrease in discount rate would have resulted in approximately $3.8 million increase in the defined benefit obligation from $23.9 million to $27.7 million as at December 31, 2016 (2015: $4.4 million increase in the defined benefit obligation from $24.5 million to $28.9 million). A 1% increase in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $23.9 million to $24.0 million as at December 31, 2016 (2015: $0.1 million increase in the defined benefit obligation from $24.5 million to $24.6 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 4.2% (2015: 4.2%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.
58 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Expected contributions to pension benefit plans for the year ended December 31, 2017 are approximately $0.9 million. For the year ended December 31, 2016, the actuarial gains charged to other comprehensive income are $1.6 million (2015: $3.9 million actuarial losses).
12. Decommissioning provision
The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company's interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

The decommissioning provision relates to reclamation and closure costs of the Company's Cosalá District and Galena Complex. The decommissioning provision is estimated at an undiscounted amount of $5.6 million, over a period of 3 to 13 years, and discounted using a risk free rate varying from 1.5% to 7.6%.
	December 31,	December 31,
	2016	2015
Provisions, beginning of year	$4,568	$4,832
Decommissioning costs and change in estimates	(891)	(426)
Accretion on decommissioning provision	152	162
Provisions, end of year	$3,829	$4,568

13. Share capital
On December 21, 2016 the Company completed a share consolidation of issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts have been adjusted retrospectively to reflect the share consolidation.

a. Authorized
Authorized share capital consists of an unlimited number of common shares.

On August 26, 2015, the Company completed a private placement of 918,962 units at a price of $2.16 CAD per unit for total gross proceeds of $1.5 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $3.00 CAD for a period of three years. As part of the private placement, 11,666 common shares and 29,166 common share purchase warrants were issued to the Company's broker where each broker warrant is exercisable for one common share at an exercise price of $2.16 CAD for a period of three years.

On June 9, 2016, the Company completed a private placement of 5,555,555 units at a price of $3.60 CAD per unit for total gross proceeds of $15.7 million. Each unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years. As part of the private placement, 388,886 broker warrants were issued to the Company's brokers where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.
59 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

On June 14, 2016, the Company completed a private placement of 3,210,416 subscription receipts at a price of $3.60 CAD per subscription receipt for total gross proceeds of $9.0 million. The gross proceeds from subscription receipts were held in escrow pending the satisfaction of certain regulatory and shareholder approvals for the exchange of subscription receipts for units.

The Company received the necessary approvals on July 20, 2016 and completed the exchange of 3,210,416 subscription receipts for units in connection with the above private placement on June 14, 2016. Each unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years. As part of the private placement, 224,728 broker warrants were issued to the Company's brokers where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.

	December 31,	December 31,
	2016	2015

Issued
39,540,384 (2015: 28,935,433) common shares	$202,191	$181,143

b. Stock option plan
The number of shares reserved for issuance under the Company's stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company's share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company's outstanding stock options is presented below:

		December 31,		December 31,
		2016		2015
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of year	1,516	$9.50	$1,889	12.36
Granted	808	2.09	521	2.40
Exercised	(93)	3.12	-	-
Expired	(460)	16.50	(894)	11.40
Balance, end of year	1,771	$4.64	1,516	$9.50

60 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2016:

	Weighted
	average		Weighted		Weighted
Exercise	remaining contractual		average exercise		average exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD
2.00 to 5.00	1.54	1,441	$2.37	742	$2.57
5.01 to 10.00	1.43	87	5.60	87	5.60
10.01 to 20.00	0.67	181	16.03	181	16.03
20.01 to 30.00	0.04	62	22.68	62	22.68
		1,771	$4.64	1,072	$6.25

c. Share-based payments
The weighted average fair value at grant date of the Company's stock options granted during the year ended December 31, 2016 was $1.08 (2015: $2.40).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Year ended December 31,	Year ended December 31,
	2016	2015

Expected stock price volatility (1)	83%	78%
Risk free interest rate	0.47%	0.39%
Expected life	3 years	3 years
Expected forfeiture rate	4.97%	4.74%
Expected dividend yield	0%	0%

Share-based payments included in cost of sales	$19	$46
Share-based payments included in general and
administrative expenses	566	477
Total share-based payments	$585	$523

(1)	Expected volatility has been based on historical volatility of the Company's publicly traded shares.

61 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

d. Warrants
The warrants that are issued and outstanding as at December 31, 2016 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
802,595	4.68	Jul 2016	Jun 14, 2021
224,728	4.20	Jul 2016	Jun 14, 2018
1,388,883	4.68	Jun 2016	Jun 9, 2021
388,886	4.20	Jun 2016	Jun 9, 2018
2,306,248	1.20	Feb 2016	Feb 10, 2019
307,777	1.20	Nov 2015	Nov 10, 2018
29,166	1.56	Aug 2015	Aug 26, 2018
231,481	1.20	Aug 2015	Aug 26, 2018
227,988	3.00	Aug 2015	Aug 26, 2018
445,553	1.56	May 2015	May 27, 2018
509,203	2.76	Dec 2014	Dec 22, 2017
6,862,508

In connection with the RCM Credit Agreement, the Company issued 1,487,500 warrants upon execution to RCM where each warrant is exercisable for one common share at an exercise price of $4.80 CAD for a period of five years. The Company amended the terms of the warrants on June 29, 2015 by extending the expiry date from August 7, 2018 to August 7, 2020 and lowering the exercise price from $4.80 CAD to $3.36 CAD effective June 30, 2015, and from $3.36 CAD to $1.20 CAD effective February 11, 2016.

In connection with the closing of the Subordinated Facility, the Company issued 307,777 warrants to the lender where each warrant is exercisable for one common share at an exercise price of $3.00 CAD for a period of three years. The Company amended the terms of the warrants by lowering the exercise price from $3.00 CAD to $1.20 CAD effective as of February 11, 2016.

In connection with the closing of the New Credit Facility, the Company issued 2,500,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of $1.20 CAD for a period of three years.

The 388,886 warrants issued in June 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.

The 224,728 warrants issued in July 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.

e. Restricted Share Units:
The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at December 31, 2016, 423,096 (2015: 481,834) restricted share units are outstanding at an aggregate value of $1.0 million (2015: $0.5 million).
62 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

14. Weighted average basic and diluted number of common shares outstanding

	Year ended December 31, 2016	Year ended December 31, 2015

Basic weighted average number of shares	34,526,435	28,328,612
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	34,526,435	28,328,612

Diluted weighted average number of common shares for the year ended December 31, 2016 excludes 1,770,765 (2015: 1,515,896) anti-dilutive stock options and 6,862,508 (2015: 4,471,760) anti-dilutive warrants.

15. Cost of sales

	Year ended December 31, 2016	Year ended December 31, 2015
Raw materials and consumables	$15,065	$18,553
Salaries and employee benefits	23,430	25,138
Utilities	4,113	4,693
Other costs	1,768	2,514
Change in concentrates and ore stockpile	1,769	1,676
	$46,145	$52,574
16. Corporate general and administrative expenses
	Year ended	Year ended
	December 31, 2016	December 31, 2015
Salaries and benefits	$2,153	$2,270
Directors' fees	251	269
Share-based payments	1,237	870
Professional fees	639	1,286
Office and general	1,075	1,368
	$5,355	$6,063
17. Income taxes

The components of income tax expense (recovery) are as follows:

	Year ended December 31, 2016	Year ended December 31, 2015
Current income tax recovery	$-	$(5)
Deferred income tax expense (recovery)	210	(647)
Income tax expense (recovery)	$210	$(652)

63 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The Company's effective rate of income tax differs from the statutory rate of 26.5% as follows:
	Year ended	Year ended
	December 31,	December 31,
	2016	2015

Tax recovery at statutory rates	$(1,330)	$(5,310)
Mexican mining royalty	210	(647)
Impact of foreign tax rates	215	(864)
Non-deductible expenses	1,477	474
Losses not recognized	(362)	5,695
Income tax expense (recovery)	$210	$(652)

The Company's net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	December 31,	December 31,
	2016	2015

Property, plant and equipment	$972	$1,116

Total deferred tax liabilities	972	1,116
Tax losses	-	-
Other	138	492
Total deferred tax assets	138	492
Net deferred tax liabilities	$834	$624

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable if the foreseeable future:

	December 31,	December 31,
	2016	2015

Property, plant and equipment	$3,272	$9,345
Mexican tax losses (expiring in 2017 - 2026)	52,702	51,130
Canadian tax losses (expiring in 2029 - 2036)	30,268	26,796
U.S. tax losses (expiring in 2020 - 2036)	29,764	30,783
Provisions and other	24,718	26,356
Deferred Mexican mining royalty	834	624
	$141,558	$145,034

18. Related party transactions
Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended	Year ended
	December 31,	December 31,
	2016	2015

Salaries and benefits	$860	$1,264
Severance	75	-
Directors' fees	251	269
Share-based payments	968	840

64 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

19. Financial risk management
a. Financial risk factors

The Company's risk exposures and the impact on its financial instruments are summarized below:

(i)  Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate shipped at the time of shipment or one month following the time of shipment.

As of December 31, 2016, the Company's exposure to credit risk with respect to trade receivables amounts to $2.1 million (December 31, 2015: $2.4 million). The Company believes credit risk for Mexican Value Added Taxes of $1.6 million (December 31, 2015: $1.8 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due and the Company has no allowance for doubtful accounts at December 31, 2016 and December 31, 2015.

(ii)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company's trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company's financial liabilities on an undiscounted basis:

	December 31, 2016
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$8,727	$8,727	$-	$-	$-
Credit facilities	7,931	7,931	-	-	-
Interest on credit facilities	545	545	-	-	-
Leases	1,763	352	621	499	291
Other long-term liabilities	882	-	108	-	774
	$19,848	$17,555	$729	$499	$1,065

(iii)  Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is not subject to significant interest rate risk as the existing credit facilities have a fixed interest rate.

(2)	Currency risk

As at December 31, 2016, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos ("MXP"):
65 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Financial instruments that may impact the Company's net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at December 31, 2016
	CAD	MXP

Cash and cash equivalents	$18,408	$112
Trade and other receivables	41	1,793
Trade and other payables	1,928	2,689
Credit facility	6,331	-

As at December 31, 2016, the CAD/USD and MXP/USD exchange rates were 1.34 and 20.62, respectively. The sensitivity of the Company's net loss and comprehensive loss due to changes in the exchange rates as at December 31, 2016 is included in the following table:

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on
Net loss	624	1,231
Other comprehensive loss	90	44

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2016, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and copper prices would affect trade receivables by approximately $0.2 million (2015: $0.2 million). The Company does not use derivatives to manage its exposure to price risk.

b. Fair values
The fair value of cash, restricted cash, trade and other payables, credit facilities and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

●
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company's cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

●
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

●	Investment in Scorpio Gold: The investment in Scorpio Gold Corporation shares have been marked to market based on the trading price as at December 31, 2016.

66 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

●
Long-term investments: The fair value of long-term investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

●
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable. Embedded derivatives in the form of prepayment options and financing cost payable exist in the Company's outstanding credit facilities (see credit facilities note 10).

●
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company's derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
●
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

	December 31,	December 31,
	2016	2015

Level 1
Cash and cash equivalents	$24,055	$1,319
Restricted cash	151	151
Investment in Scorpio Gold	503	466
Long-term investments	28	11

Level 2
Trade and other receivables	4,002	4,529
Credit facilities	7,758	7,141
20. Segmented and geographic information, and major customers
a. Segmented information
The Company's operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b. Geographic information
All revenues from sale of concentrates for year ended December 31, 2016 and 2015 were earned in Mexico and the United States. The following segmented information is presented as at and during the years ended December 31, 2016 and 2015.
67 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

	As at December 31, 2016				As at December 31, 2015
	Mexican	U.S.	Corporate		Mexican	U.S.	Corporate
	Operations	Operations	and Other	Total	Operations	Operations	and Other	Total
Cash and cash equivalents	$1,875	$3,511	$18,669	$24,055	$1,009	$121	$189	$1,319
Trade and other receivables	2,855	1,106	41	4,002	1,807	2,688	34	4,529
Inventories	3,738	2,880	-	6,618	5,620	3,170	-	8,790
Prepaid expenses	840	353	192	1,385	70	462	205	737
Investment in Scorpio Gold	-	-	503	503	-	-	466	466
Restricted cash	-	151	-	151	-	151	-	151
Long-term investments	-	-	28	28	-	-	11	11
Property, plant and equipment	42,474	38,022	52	80,548	42,413	38,378	84	80,875
Total assets	$51,782	$46,023	$19,485	$117,290	$50,919	$44,970	$989	$96,878
Trade and other payables	$4,144	$2,422	$2,161	$8,727	$4,031	$4,337	$990	$9,358
Other long-term liabilities	-	448	434	882	-	511	541	1,052
Credit facilities	-	-	7,758	7,758	-	-	7,141	7,141
Post-employment benefit obligations	-	8,116	-	8,116	-	9,290	-	9,290
Decommissioning provision	1,834	1,995	-	3,829	2,034	2,534	-	4,568
Deferred tax liabilities	834	-	-	834	624	-	-	624
Total liabilities	$6,812	$12,981	$10,353	$30,146	$6,689	$16,672	$8,672	$32,033

	As at December 31, 2016				As at December 31, 2015
	Mexican	U.S.	Corporate		Mexican	U.S.	Corporate
	Operations	Operations	and Other	Total	Operations	Operations	and Other	Total

Revenue	$23,322	$35,544	$-	$58,866	$23,083	$30,367	$-	$53,450
Cost of sales	(17,679)	(28,466)	-	(46,145)	(22,212)	(30,362)	-	(52,574)
Depletion and amortization	(3,534)	(3,839)	(15)	(7,388)	(3,933)	(4,526)	(22)	(8,481)
Care, maintenance and restructuring costs	(399)	(495)	(99)	(993)	(1,447)	(547)	-	(1,994)
Corporate general and administrative	-	-	(5,355)	(5,355)	-	-	(6,063)	(6,063)
Exploration costs	(690)	(991)	-	(1,681)	(581)	(852)	-	(1,433)
Accretion on decommissioning provision	(112)	(40)	-	(152)	(113)	(49)	-	(162)
Interest and financing income (expense)	2	-	(2,339)	(2,337)	13	-	(1,188)	(1,175)
Foreign exchange gain (loss)	384	-	(44)	340	934	-	(54)	880
Loss on derivative liability	-	-	-	-	(126)	-	-	(126)
Loss on mining concession sales	-	-	-	-	(291)	-	-	(291)
Loss on disposal of assets	-	-	(20)	(20)	-	-	-	-
Loss on investment in Scorpio Gold	-	-	(132)	(132)	-	-	(640)	(640)
Impairment of property, plant and equipment	-	-	-	-	(10)	(1,419)	-	(1,429)
Income (loss) before income taxes	1,294	1,713	(8,004)	(4,997)	(4,683)	(7,388)	(7,967)	(20,038)
Income tax (expense) recovery	(210)	-	-	(210)	647	5	-	652
Net income (loss) for the year	$1,084	$1,713	$(8,004)	$(5,207)	$(4,036)	$(7,383)	$(7,967)	$(19,386)

c. Major customers
The Company sold concentrates to four customers during the year ended December 31, 2016 (2015: four customers), with each customer accounting for 59%, 31%, and 9%, and 1% (2015: 43%, 32%, 14%, and 11%) of revenues, respectively.
21. Capital management
Capital is defined as equity. The Company's objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company's activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development it is the policy of the Company to preserve cash to fund its operations and not to pay dividends. As of December 31, 2016 and 2015, the Company is not subject to any externally imposed capital requirements.
68 Americas Silver Corporation - 2016 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The following summarizes the Company's capital structure:

	December 31,	December 31,
	2016	2015

Equity attributable to shareholders of the Company	$87,144	$64,845
22. Contingencies
Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $9.5 million (MXP 196.8 million), of which $4.1 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.6 million (MXP 94.6 million) of their original reassessment. The remaining $5.0 million (MXP 102.2 million) consists of $4.1 million (MXP 84.4 million) related to transactions with certain suppliers and $0.9 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.1 million (MXP 84.4 million), if denied, would be offset by available tax losses. No amount has been recognized in the consolidated financial statements as the Company believes it is not likely that the reassessment will be upheld by the Tax Court. The Company filed an amparo lawsuit against the resolution and it waits for final resolution by the tax authorities currently under motion for review.
23. Subsequent events
On January 29, 2017, the Company entered into a pre-payment facility of up to $15 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC ("Glencore"), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico. The pre-payment facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15 million issued by the Company, guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael project where Glencore will pay for the concentrates at prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges.

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd., to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. ("Hochschild") for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million plus initial option payment of $2 million, plus applicable VAT, was paid with cash on hand by the Company in March while the final option payment of $8 million, plus applicable VAT, is payable to Hochschild on or before December 15, 2017.

On March 30, 2017, the remaining principal portion of the RCM Credit Agreement of approximately $5.6 million was repaid in full prior to its December 2017 maturity.

69 Americas Silver Corporation - 2016 Annual Report

Corporate Information	Board of Directors & Senior Management

Annual General Meeting	Board of Directors

Prince Edward Island Room
Fairmont Royal York Hotel
100 Front Street West
Toronto, ON, M5J 1E6
Wednesday, May 17, 2017
10:00 a.m. (Toronto time)

Corporate Office
145 King Street West, Suite 2870
Toronto, Ontario,  M5H 1J8
Email: info@americassilvercorp.com
www.americassilvercorp.com

Cosalá Operations
Carretera a Cosalá Km 1.1 Colonia Sierra
Mojada Cosalá, Sinaloa 80700

Galena Complex
1041 Lake Gulch Road, P.O. Box 440
Wallace, Idaho  USA 83873

Auditors
PwC, LLP

Transfer Agent
Computershare Investor Services Inc.

Share Listings
Toronto Stock Exchange: USA
NYSE MKT: USAS

Issued & Outstanding Shares
39,818,778

Investor Relations
Andrea Totino
Email: atotino@americassilvercorp.com
Tel: 416-848-9503

Alex Davidson
Chairman of the Board
Compensation & Corporate Governance Committee
Sustainability & Technical Committee
Peter Hawley
Sustainability & Technical Committee
Darren Blasutti
President & Chief Executive Officer
Alan R. Edwards
Sustainability & Technical Committee (Chair)
Bradley Kipp
Audit Committee (Chair)
Gordon Pridham
Audit Committee
Compensation & Corporate Governance Committee
Lorie Waisberg
Audit Committee
Compensation & Corporate Governance Committee (Chair)

Senior Management
Darren Blasutti
President & Chief Executive Officer
Warren Varga
Chief Financial Officer
Daren Dell
Chief Operating Officer
Peter McRae
Sr. Vice President, Corporate Affairs and Chief Legal Officer

70 Americas Silver Corporation - 2016 Annual Report